Exhibit 10.4

LICENCE AGREEMENT

Dated

26 May 2020

(1) Vernalis (R&D) Limited

(2) Anebulo Pharmaceuticals, Inc.

CONTENTS

		Page

1	Definitions	2

2	Licence	12

3	Conduct of Development and Commercialisation	14

4	Diligence and Reporting	15

5	Fees, Milestone and Royalty Payments	17

6	Intellectual Property – Ownership	22

7	Intellectual Property – Prosecution and Maintenance	22

8	Representation, Warranties and Covenants	22

9	Indemnification and Liability	24

10	Confidentiality	26

11	Term and Termination	29

12	Consequences of Termination	30

13	Assignment and Change of Control	31

14	Dispute Resolution and Governing Law	31

15	Waiver	32

16	Severance of Terms	32

17	Entire Agreement/Variations	32

18	Notices	32

19	Counterparts	34

20	This Agreement not to Constitute a Partnership	34

21	Costs	34

22	Announcements	34

23	Anti-Bribery and Anti-Corruption	34

Schedule 1 API		36

Schedule 2 Vernalis Bank Details		37

Schedule 3 V24343

This Licence Agreement is made the 26th day of May, 2020

Between:

(1)	Vernalis (R&D) Limited a company incorporated under the laws of England and Wales with company registration number 01985479 whose registered office is at Granta Park, Great Abington, Cambridge, CB21 6GB, United Kingdom (“Vernalis”); and

(2)	Anebulo Pharmaceuticals, Inc. a company incorporated under the laws of the state of Delaware, U.S.A., whose corporate office is at c/o JFL Capital Management, 1415 Ranch Road 620 South, Suite 201, Lakeway, Texas 78734 (“Anebulo”).

Whereas:

(A)	Vernalis is an R&D-based specialty biopharmaceutical company and is a world- leader in fragment and structure-based drug discovery.

(B)	Anebulo is a biotechnology company established to develop and commercialise pharmaceutical products.

(C)	Vernalis has discovered and developed a CB1 antagonist compound known as V24343 and owns and controls various data and know how relating thereto.

(D)	Anebulo wishes to develop and commercialise V24343 as a pharmaceutical product, and Vernalis wishes to grant Anebulo an exclusive licence under its data and know how relating to V24343 to do the same.

It is now agreed as follows:

1	Definitions

1.1	In this Agreement the following definitions shall apply unless the context requires otherwise:

“Affiliate” means any company, partnership or other business entity that Controls, is Controlled by or is under common Control with either Party from time to time.

“Agreement” means this document and any and all schedules to it as may be varied from time to time in accordance with the provisions of this agreement.

“Anebulo Arising IP” means Patent Rights and Know How Controlled by Anebulo after the Commencement Date at any time during the Term that cover or claim a Vernalis Licensed Compound or Licensed Product (in respect of Patent Rights), or are necessary or reasonably useful to Exploit (in respect of Know How) a Vernalis Licensed Compound or Licensed Product, but excluding Vernalis Licensed IP.

“Anebulo Background IP” means Patent Rights and Know How Controlled by Anebulo as at the Commencement Date that cover or claim a Vernalis Licensed Compound or Licensed Product (in respect of Patent Rights), or are necessary or reasonably useful to Exploit (in respect of Know How) a Vernalis Licensed Compound or Licensed Product, but excluding Vernalis Licensed IP.

“Anebulo Indemnity Claim” has the meaning attributed to it in Clause 9.2.

“Anebulo Indemnified Parties” has the meaning attributed to it in Clause 9.2.1.

“Anebulo IP” means Anebulo Background IP and Anebulo Arising IP.

“Anebulo Patent Rights” means those Patent Rights Controlled by Anebulo before, on or after the Commencement Date at any time during the Term which constitute Anebulo IP.

“Annual” means per calendar year.

“API” means the active pharmaceutical ingredient of the Vernalis Licensed

Compound listed in Schedule 1.

“Applicable Law” means any present or future law, regulation, directive, instruction, direction or rule of any Government Authority or Regulatory Authority including any amendment, extension or replacement thereof which is from time to time in force.

“Business Day” means 9.00 am to 5.00 pm local time on a day other than a Saturday, Sunday, or a bank or other public holiday in England and Wales or the United States.

“Combination Product” means a Licensed Product which also (a) contains a separate therapeutically active ingredient in addition to the Vernalis Licensed Compound; or (b) is administered as a combination therapy in combination with another pharmaceutical product.

“Commencement Date” means the date stated at the start of this Agreement.

“Commercialisation” means all activities relating to the export, import, promotion, marketing (including pre-launch, post-launch marketing and marketing research), post approval clinical trials, detailing, distribution, pricing and reimbursement, storage, handling, preparation for sale, offering for sale and sale of a Licensed Product and customer service and support, adverse events reporting and interacting and communicating with Regulatory Authorities in relation to a Licensed Product. When used as a verb, “to Commercialise” and “Commercialising” means to engage in Commercialisation, and “Commercialised” has a corresponding meaning.

“Commercially Reasonable Efforts” means, with respect to the performance of Development or Commercialisation activities with respect to the Vernalis Licensed Compound or Licensed Product by Anebulo, directly or through its Affiliates or Sublicensees, the carrying out of such activities in a sustained and diligent manner using such efforts and resources as would be applied to the research, development and commercialisation of pharmaceutical products by a similarly situated biopharmaceutical company for compounds or products of similar market potential, profit potential and strategic value at a similar stage in development or product life, taking into consideration the payments due to Vernalis under this Agreement and all other relevant factors, including the nature of the product, expected and actual cost and time to develop, the clinical setting in which it is expected to be used, stage of development, mechanism of action, efficacy and safety relative to competitive products in or expected to be introduced into the marketplace, difficulties associated with technology transfer, process development, scale- up or manufacturing, safety issues, the nature and extent of market exclusivity (including patent coverage and regulatory exclusivity), expected and actual cost and likelihood of obtaining regulatory approval, and projected economic return. “Commercially Reasonable Efforts” shall be determined on a market-by-market and indication-by-indication basis, and will change over time, reflecting changes in the status of the product and the markets involved.

“Confidentiality Agreement” means the confidentiality agreement between Vernalis and JFL Capital Management, LLC dated 29 January 2020.

“Confidential Information” means (a) information disclosed by either Party to the other Party prior to the Commencement Date pursuant to the Confidentiality Agreement, to the extent such information is subject to the confidentiality obligations of that agreement (where for the purpose of this definition only, Anebulo as a Party shall include JFL Capital Management, LLC), which will be deemed the Confidential Information of the disclosing Party, (b) the terms of this Agreement, and any discussion regarding this transaction which will be the Confidential Information of both Parties (and each Party shall be treated as both a disclosing Party and receiving Party with respect thereto), (c) Vernalis Know How, which shall be the Confidential Information of Vernalis, (d) Know How comprising the Anebulo IP (but excluding Vernalis Know How), which shall be the Confidential Information of Anebulo, and (e) any technical, business, or other information, including (i) information relating to the scientific, regulatory or business affairs or other activities of a Party, and (ii) information relating to Vernalis Licensed Compound or Licensed Product, and any Exploitation of Vernalis Licensed Compound or Licensed Product, and any Know How with respect thereto, disclosed by or on behalf of one Party or its Affiliates to the other Party in connection with this Agreement, whether prior to, on, or after the Commencement Date, which shall be the Confidential Information of the disclosing Party.

“Control” means (i) with respect the definition of “Affiliate” only, the ownership either directly or indirectly of 50% or more of the issued share capital or any comparable equity or ownership interest with respect to a business entity or the legal power to direct or cause the direction of the general management and policies of the party in question; or (ii) with respect to any Know How and Patent Rights, that a Party has the legal authority or right (whether by ownership, license or otherwise) to grant a license, sublicense, access or right to use (as applicable) under such Know How or Patent Rights to the other Party on the terms and conditions set forth herein at the time of such grant, in each case without breaching the terms of any agreement with a Third Party.

“Data Room” means the virtual data room maintained by Box.com with project name V24343.

“Development” means all activities related to research, pre-clinical and other non-clinical testing, test method development and stability testing, toxicology, formulation, process development, manufacturing scale-up, qualification and validation, quality assurance, quality control, clinical studies, including manufacturing in support thereof, statistical analysis and report writing, the preparation and submission of applications for Marketing Authorisations, the regulatory affairs with respect to the foregoing and all other activities necessary or reasonably useful or otherwise requested or required by a Regulatory Authority as a condition or in support of obtaining or maintaining a Marketing Authorisation. When used as a verb, “Develop” means to engage in Development.

“Development Milestone” has the meaning attributed to it in Clause 5.2.1.

“Documents” means reports, research notes, charts, graphs, comments, computations, analyses, recordings, photographs, paper, notebooks, books, files, ledgers, records, tapes, discs, diskettes, CD-ROM, computer programs and documents thereof, computer information storage means, samples of material, other graphic or written data and any other media on which Know How can be permanently stored.

“EMA” means the European Medicines Agency or any successor agency thereto.

“Europe” means any country for which the EMA is responsible for the protection and promotion of public health through the evaluation and supervision of medicines for human use as at the Commencement Date or any additional country which may be added to the EMA’s remit from time to time but excluding the UK.

“Exploit” means to make, have made, use, have used, Develop, Commercialise, Manufacture, have Manufactured, hold, or keep (whether for disposal or otherwise), transport, distribute or otherwise dispose of any Vernalis Licensed Compound or Licensed Product.

“Field” means all human therapeutic, diagnostic and prophylactic indications.

“First Commercial Sale” means, with respect to a Licensed Product and a country, the first sale for monetary value for use or consumption by any Third Party after a Marketing Authorisation (including any pricing and reimbursement approvals) is granted for such Licensed Product in such country. A sale of Licensed Product which is being tested or investigated for an indication not covered by a Marketing Authorisation for use in each case for free or at cost (of goods and commercially reasonable overheads) in a clinical trial, on a named patient basis or for compassionate use purposes shall not constitute a commercial sale for the purposes of this definition.

“Generic Competition” means, with respect to the Licensed Products in any country in the Territory in a given Quarter, that, during such Quarter, (a) one or more Generic Products are commercially available in such country, and (b) Net Sales of the Licensed Products in such country in such Quarter equal less than seventy-five percent (75%) of the average Net Sales of the Licensed Products over the four (4) consecutive Quarters immediately prior to the Quarter in which one or more Generic Products first became commercially available in such country.

“Generic Product” means with respect to a Licensed Product, any pharmaceutical product that (a) is sold by a Third Party that is not a Sublicensee (or any of its Affiliates) under a Marketing Authorisation granted by a Regulatory Authority to a Third Party; (b) contains as an active ingredient the same compound as a Licensed Product; and (c) (i) in the United States, is approved in reliance on the prior approval of such Licensed Product as determined by the applicable Regulatory Authority in the United States pursuant to Section 505(j) of the United States Food, Drug and Cosmetic Act (21 U.S.C. 355(j)), (ii) in the EEA , is authorised as a “generic” as defined in Article 10(2)(b) of Parliament and Council Directive 2001/83/EC as amended, or (iii) in any other country or jurisdiction, is approved pursuant to all equivalents of the provision described in (c)(i) or (c)(ii) above. A Licensed Product licensed or produced by a Sublicensee in compliance with its sublicense agreement will not constitute a Generic Product.

“Government Authority” means any national or supranational agency, authority, department of any government of any country having jurisdiction over any of the activities contemplated by this Agreement or over the Parties, including the European Commission.

“IND” means an Investigational New Drug application as defined in the FFDCA, or a clinical trial authorization application for a pharmaceutical product filed with a Regulatory Authority in any other regulatory jurisdiction outside the U.S., the filing of which is necessary to commence or conduct clinical testing of such pharmaceutical product in humans in such jurisdiction.

“Indemnity Claim” has the meaning attributed to it in Clause 9.3.

“Indemnified Party” has the meaning attributed to it in Clause 9.3. “Indemnifying Party” has the meaning attributed to it in Clause 9.3.

“Know How” means technical and other information which is not in the public domain, including information comprising or relating to concepts, discoveries, data, designs, formulae, ideas, inventions, methods, models, assays, research plans, procedures, designs for experiments and tests and results of experimentation and testing (including results of research or development), processes (including Manufacturing processes, specifications and techniques), laboratory records, chemical, pharmacological, toxicological, clinical, analytical and quality control data, trial data, case report forms, data analyses, reports, Manufacturing data or summaries and information contained in submissions to and information from ethical committees and Regulatory Authorities. Know How includes Documents containing Know How, including but not limited to any rights including trade secrets, copyright, database or design rights protecting such Know How. The fact that an item is known to the public shall not be taken to preclude the possibility that a compilation including the item, or a development relating to the item, is not known to the public.

“Licensed Product” means any pharmaceutical product containing a Vernalis Licensed Compound in any and all forms, presentations, delivery systems, dosages, and formulations.

“Manufacture” and “Manufacturing” means all activities related to the production, manufacture, processing, filling, finishing, packaging, labelling, shipping, and holding of any Vernalis Licensed Compound, any Licensed Product, or any intermediate thereof, including process development, process qualification and validation, scale-up, pre-clinical, clinical and commercial manufacture and analytic development, product characterization, stability testing, quality assurance, and quality control.

“Marketing Authorisation” means the approval of an NDA or sNDA submitted to the Food and Drug Administration for the marketing of a Licensed Product in the United States, or with respect to any other country in the Territory, any and all approvals (including and pricing and reimbursement approvals) required from any Regulatory Authority to market a Licensed Product in that country.

“NDA” means a new drug application filed with the Food and Drug Administration for a Licensed Product in the USA, or any comparable application filed with the Regulatory Authorities of any other country in the Territory (or any Regulatory Authority covering that country in the case of a supranational Regulatory Authority) to obtain a Marketing Authorisation for that Licensed Product in that country.

“Net Sales” means the gross amounts invoiced by Anebulo, its Sublicensees or its or their Affiliates in arm’s length transactions to Third Parties, for all sales of Licensed Product less the following items to the extent that they are paid or actually allowed:

(a)	quantity, trade or cash discounts or consumer discount programs actually granted for such Licensed Product;

(b)	amounts repaid or credited and allowances including cash, credit or free goods allowances, given by reason of chargebacks, retroactive price reductions or billing errors, reimbursements and rebates (including government-mandated rebates or other government charges, reimbursements or similar payments granted to wholesalers or other distributors, buying groups, health care insurance carriers or managed care entities) for such Licensed Product;

(c)	amounts refunded or credited for Licensed Product which was rejected, spoiled, damaged, outdated or returned;

(d)	charges for packing for transportation, freight, shipping and insurance;

(e)	non-collectible receivables for such Licensed Product; and

(f)	taxes, tariffs, customs duties and surcharges and other governmental charges incurred in connection with the sale, exportation or importation of Licensed Product,

provided always that sums under (a) to (f) shall be calculated in accordance with generally accepted accounting principles, or international financial reporting standards, consistently applied.

The transfer of Licensed Product by (i) Anebulo or a Sublicensee or one of its or their Affiliates to an Affiliate of such party, (ii) Anebulo or its Affiliate to a Sublicensee or (iii) a Sublicensee to a further tier Sublicensee, shall not be considered a sale. In such cases Net Sales shall be determined based on the invoiced sale price by the Affiliate (in the case of (i)), or the Sublicensee (in the case of (ii)) or the further tier Sublicensee (in the case of (iii)) to the first third party arm’s-length trade purchaser, less the deductions allowed under this definition.

Subject to the following paragraph, upon any sale or other disposal of Licensed Product by or on behalf of Anebulo, Sublicensees or its or their Affiliates other than a bona fide arm’s length transaction exclusively for money, such sale or other disposal shall be deemed to constitute a sale at the then current average selling price in the country in which such sale or other disposal occurs or, if there is no current average selling price, the most recent average selling price (and if none, a price agreed in good faith between the Parties assessed on an arm’s length basis). Transfers or dispositions of Licensed Product by Anebulo or Sublicensees or its or their Affiliates (i) as free promotional or advertising samples or charitable donations, or under its or their patient assistance programs, in each case to the extent provided for no monetary or other consideration, and (ii) for free or at cost (of goods and commercially reasonable overheads) for use in clinical trials, or provided on a named patient or compassionate use basis for an indication(s) not covered by a Marketing Authorisation(s), shall not be considered in determining Net Sales under this definition provided that in each case, such transfers or dispositions are in quantities common in the industry for the type of product in the relevant country.

In the event the Licensed Product is sold in a Combination Product, the Net Sales shall be determined as follows:

A
A+B	X	Net Sales of the Combination Product, where:

A =	Average invoice price of the ready-for-sale form of a Licensed Product containing the same amount of Vernalis Licensed Compound as its sole active ingredient or ingredients as the Combination Product in question contains, in the given country for a given calendar quarter; and

B =	Average invoice price of the ready●for●sale form of a product containing the same amount of the other therapeutically active ingredient(s) as is contained in the Combination Product in question, in the given country for a given calendar quarter, provided that if, in a specific country: (a) A is known but the other therapeutically active ingredient(s) in such Combination Product are not sold separately in that country in products with the same quantity of active ingredient, Net Sales shall be adjusted by multiplying actual Net Sales of such Combination Product by the fraction A/C, where C is the average invoice price in that country of that Combination Product for a given calendar quarter; or (b) B is known but a Licensed Product containing the same amount of such Vernalis Licensed Compound is not sold separately in that country, Net Sales shall be calculated by multiplying actual Net Sales of such Combination Product for such calendar quarter by the fraction (C-B)/C. If, in a specific country, A and B are not known, the allocation of Net Sales for such Combination Product shall be negotiated by the Parties in good faith.

“Party” means either Anebulo or Vernalis and “Parties” shall be construed accordingly.

“Patent Rights” means patent applications and patents, and all foreign counterparts thereof in all countries, including any renewals, re-examinations, continuations, continuations-in-part, divisionals, patents of addition, extensions, (including patent term extensions,) reissues, substitutions, confirmations, and any equivalents of the foregoing in any and all countries of or to any of them, as well as any supplementary protection certificates, and equivalent protection rights in respect of any of them.

“Phase II Clinical Trial” means a human clinical trial where a product is tested for the purpose of determining an initial indication of efficacy of a product for a therapeutic or prophylactic use, or to perform dose ranging, or obtain expanded evidence of safety.

“Pivotal Clinical Trial” means a pivotal human clinical trial conducted in a sufficient number of patients to establish safety and efficacy in the particular indication tested, the data and results of which (if favourable) would be sufficient to obtain Marketing Authorisation in any country.

“Publication” has the meaning attributed to it in Clause 22.

“Quarter” means each period of three months ending on 31 March, 30 June, 30 September or 31 December and “Quarterly” shall be construed accordingly.

“Regulatory Authority” means any national, supranational (including the European Commission, the Council of the European Union, and the EMA), regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity including the United States Food and Drug Administration, in each country involved in the granting of Marketing Authorisations or pricing approvals for Licensed Product.

“Regulatory Exclusivity” means the marketing or data exclusivity conferred by any Regulatory Authority designed to restrict the entry of Generic Product(s) onto the market, including new chemical entity exclusivity, new use or indication exclusivity, new formulation exclusivity, orphan drug exclusivity, paediatric exclusivity and 180-day generic product exclusivity, or any equivalent of the foregoing in any country in the world.

 “Regulatory Materials” means in respect of the Vernalis Licensed Compound, regulatory applications, filings, submissions, notifications, registrations, , or other submissions, including any written correspondence or meeting minutes, made to, made with, or received from any Regulatory Authority submitted to a Regulatory Authority in any country for the purpose of obtaining Marketing Authorisations from that Regulatory Authority (including all INDs, NDAs, and associated common technical documents) and any amendments and supplements thereto, and all data and other information contained in, and Regulatory Authority correspondence relating to, any of the foregoing. For avoidance of doubt, Regulatory Materials include the INDs concerning the Vernalis Licensed Compound, and amendments and supplements thereto.

“Reversion Assets” has the meaning attributed to it in Clause 12.2.1.

“Reversion Transfer” has the meaning attributed to it in Clause 12.2.1

“Royalty Term” has the meaning attributed to it in Clause 5.4.3.

“Royalties” has the meaning attributed to it in Clause 5.4.1.

“sNDA” means a supplemental new drug application filed with the Food and Drug Administration to obtain a supplemental Marketing Authorisation for a Licensed Product in the USA, or any comparable application filed with the Regulatory Authorities of any other country (or any Regulatory Authority covering that country in the case of a supranational Regulatory Authority) to obtain a supplemental Marketing Authorisation for a Licensed Product in or covering that country.

“Sublicensee” has the meaning attributed to it in Clause 2.2.1.

“Territory” means the world.

“Term” has the meaning attributed to it in Clause 11.1.

“Third Party” means a person or entity other than (a) Anebulo or (b) Vernalis or an Affiliate of either of them.

“UK GAAP” means the generally accepted accounting practice in the United Kingdom as developed and maintained by the UK’s Financial Reporting Council or any successor body thereto.

“USD” means United States Dollars.

“VAT” means United Kingdom value added tax imposed in accordance with the United Kingdom Value Added Tax Act 1994 or any similar tax imposed in addition to or in substitution therefor or imposed in any other jurisdiction.

“V24343” means the molecule and structure further described at Schedule 3 and any metabolite, salt, ester, hydrate, solvate, isomer, enantiomer, free acid form, pro-drug (including ester pro-drug) form, racemate, polymorph, chelate, stereoisomer, tautomer, resinate or optically active form thereof.

“Vernalis Indemnity Claim” has the meaning attributed to it in Clause 9.1. “Vernalis Indemnified Parties” has the meaning attributed to it in Clause 9.1.1.

“Vernalis Know How” means all Know How Controlled by Vernalis at the Commencement Date that is necessary or reasonably useful to Exploit any Vernalis Licensed Compound or Licensed Product.

“Vernalis Licensed Compound” means V24343.

“Vernalis Licensed Compound Information” has the meaning attributed to it in Clause 3.5.

“Vernalis Licensed IP” means any and all Vernalis Know How including the Vernalis Regulatory Materials and Vernalis Licensed Compound Information.

“Vernalis Regulatory Materials” has the meaning attributed to it in Clause 3.5.

1.2	Interpretation

Unless the context otherwise requires, the following rules of interpretation shall apply to this Agreement:

	1.2.1	The headings in this Agreement are inserted for convenience only and shall not affect its construction.

	1.2.2	Any and all Schedules to this Agreement form part of (and are incorporated into) this Agreement.

	1.2.3	Any words following the terms “including”, “include” or any similar expression shall be construed as illustrative and shall not limit the sense of the words, description, definition, phrase or term preceding those terms.

	1.2.4	The word “or” has the inclusive meaning represented by the phrase “and/or”.

	1.2.5	Words in the singular include the plural and in the plural include the singular.

	1.2.6	Use of any gender includes the other genders and neuter.

	1.2.7	References to “Clauses” and “Schedules” are to clauses of, and schedules to, this Agreement.

1.2.8	References to a “person” shall be construed so as to include:

(a) any individual, firm, body corporate, authority, joint venture, association, undertaking, partnership or limited partnership (whether or not having separate legal personality); and

(b) a reference to the successors, permitted transferees and permitted assignees of any of the persons referred to in Clause 1.2.8(a).

1.2.9	References to “written” or “writing” shall include all data in written form whether represented in hand-writing, facsimile, printed.

1.2.10	Any express obligation or liability of a Party to ensure or procure the performance of any obligation by any other person shall not be reduced or discharged by any act or omission of any other person.

1.2.11	References to any indemnity being given on an “after-tax basis” mean that the amount payable pursuant to that indemnity shall be calculated in such a manner as will ensure that, after taking into account:

(a) any tax (or amount in respect of tax) required to be deducted or withheld from the indemnity payment; and

(b) any other tax chargeable as a result of the making or receipt of the indemnity payment,

the person entitled to the benefit of the indemnity is left with the same net amount as it would have had in the absence of such deduction, withholding or other tax.

2	Licence

2.1	Licence Grant

	2.1.1	Subject to the terms of this Agreement, Vernalis hereby grants to Anebulo an exclusive, royalty-bearing licence (with the right to grant sublicenses pursuant to Section 2.2) under the Vernalis Licensed IP to Exploit the Vernalis Licensed Compounds and the Licensed Products in the Field in the Territory.

	2.1.2	Vernalis hereby grants to Anebulo (and its Affiliates and Sublicensees) access to, and a right of reference with respect to, any Regulatory Materials, to the extent Controlled by Vernalis at the Commencement Date, for the purposes of Exploiting the Vernalis Licensed Compound and Licensed Products in the Field in the Territory. Vernalis agrees to execute, acknowledge, and deliver any further documents or instruments and to perform all such other acts as may be reasonably necessary or appropriate in order to effect such right of reference.

	2.1.3	The licence granted in Clause 2.1.1 has been made exclusive on the following basis (i) the parties believe, in good faith, that the licence will facilitate the introduction of a new pharmaceutical drug in the Territory; (ii) the parties believe there is a high risk of failure in respect of the commercial viability of the Development contemplated by this Agreement, because it involves development and regulatory approval of a new drug, the safety and efficacy of which is not yet known; (iii) in order to obtain necessary regulatory approvals and to develop a commercially marketable Licensed Product, Anebulo will be obliged to finance and support substantial research, including development of Anebulo Arising IP, which will require Anebulo and/or its Affiliates and Sublicensees to make a large investment of time and capital; (iv) in order to Manufacture and market a Licensed Product, Anebulo will be obliged to make a considerable investment in product development, clinical testing, and tooling-up or re-tooling of existing facilities and to accommodate an attendant period of lead-time; and (v) the investments referred to in (iii) and (iv) may ultimately result in no appreciable return to Anebulo.

2.2	Sublicensing

	2.2.1	Anebulo shall be entitled to sublicense (including through multiple tiers) the rights granted to it under Clause 2.1 above to any person with similar or greater financial resources and expertise as Anebulo, provided such person is not developing or commercialising any product (whether a pipeline asset or a marketed product) which (i) contains a CB1 antagonist or (ii) is for the same indication covered or proposed to be covered by a Phase II Clinical Trial, a Pivotal Clinical Trial, an application for a Marketing Authorisation or a granted Marketing Authorisation for the Licensed Product. If Anebulo or a Sublicensee wishes to grant a sub-license to any person that does not meet the above criteria then it shall not do so without Vernalis’ prior written consent (such consent not to be unreasonably withheld or delayed). Any person to which Anebulo grants a sublicence and to which any further tiers of sublicence are granted, each pursuant to this Clause 2.2.1, shall be a “Sublicensee”. In the event that Anebulo grants one or more sublicences pursuant to Clause 2.2.1, Anebulo shall remain responsible for all of its obligations under this Agreement and shall cause each Sublicensee to comply with the applicable terms and conditions of this Agreement. If the acts or omissions of any Sublicensee cause Anebulo to be in breach of this Agreement, Anebulo shall be responsible for such breach regardless of any remedy which either (a) Vernalis may have against the Sublicensee or (b) Anebulo may have against the Sublicensee for breach of the sublicense; provided, however, that if default by a Sublicensee of its material obligations gives rise to Vernalis’ right of termination under this Agreement, Vernalis shall not be entitled to terminate this Agreement if, within sixty (60) days after receipt of written notice thereof from Vernalis (or thirty (30) days in the case of breach of a payment obligation), Anebulo has either (i) caused such Sublicensee to take actions to cure such default, or (ii) terminated its sublicense agreement with such Sublicensee and taken actions to cure such default. Any such permitted sublicences shall be consistent with and expressly made subject to the terms and conditions of this Agreement. Anebulo shall provide a copy of any sublicence agreement executed by Anebulo or any Sublicensee to Vernalis within ten (10) Business Days of its execution, (which copy may be redacted to delete information not relevant to determining whether such sublicense is consistent with the provisions of this Agreement).

	2.2.2	In the event of termination of this Agreement with respect to any Vernalis Licensed Compound or Licensed Product, any sublicence granted by Anebulo pursuant to Clause 2.2.1 shall automatically terminate. In event of such termination, any Sublicensee that Anebulo notifies to Vernalis in writing is in good standing under its sublicense agreement with Company will have the right to request a new direct license with Vernalis on substantially the same terms and conditions as those in this Agreement and Vernalis agrees to consider such request and negotiate any license in good faith, provided that Vernalis shall have no obligation to grant any such license or assume or agree to any additional obligations beyond those set forth in this Agreement.

2.3	No Other Rights Granted by Vernalis

Except as expressly provided in this Clause 2, Vernalis grants no other right or licence, including any rights or licences to the Vernalis Licensed IP or any other Know How or intellectual property rights not otherwise expressly granted in this Clause 2.

3	Conduct of Development and Commercialisation

3.1	API Purchase

Anebulo shall have the right (but not the obligation) to purchase the API from Vernalis on an “as is” basis with no product warranties as to quality, fitness for purpose or anything else for the sum of twenty thousand USD ($20,000). If Anebulo wishes to exercise this right Anebulo must notify Vernalis in writing within six (6) months of the Commencement Date and the API will be supplied upon delivery terms to be agreed before the API is shipped Vernalis shall issue an invoice for the amount due and Anebulo shall pay such amount within thirty (30) days of the invoice date, to the bank account stipulated at Schedule 2 or such other bank account as Vernalis may notify to Anebulo from time to time.

3.2	Decision Making and Costs

As between the Parties, all decisions relating to the Exploitation of any Vernalis Licensed Compounds and Licensed Product shall be in the sole discretion of Anebulo and shall be carried out by Anebulo or its Sublicensees and they shall be responsible for all costs and expenses in connection with the Exploitation of Vernalis Licensed Compound and Licensed Product.

3.3	Compliance with Applicable Law

Anebulo shall, and shall cause its Sublicensees to, comply with all Applicable Law with respect to the Exploitation of Vernalis Licensed Compounds and Licensed Products.

3.4	Marketing Authorisations

Anebulo or its Sublicensees shall have the sole right and responsibility for conducting communications with Regulatory Authorities with respect to Licensed Product in the Territory, and for preparing, submitting, prosecuting and maintaining all filings and applications required to be made to any Regulatory Authority to obtain any necessary or commercially desirable Marketing Authorisations and other approvals, consents or licences to Exploit Licensed Products, including any filings and applications to any Regulatory Authority for any pricing or reimbursement approval required or commercially desirable. Anebulo or its Sublicensees shall, respectively, own all right, title and interest in all the filings and applications made to, and all the approvals, consents or licences issued by, any Regulatory Authority and they shall be responsible for all costs and expenses in connection with clinical trials and securing regulatory approvals.

3.5	Transfer of Regulatory Materials and Other Data.

For a period of six (6) months from the Commencement Date Anebulo shall have access to the Regulatory Materials Controlled by Vernalis stored in the Data Room to print, download or otherwise transfer (the “Vernalis Regulatory Materials”) including any study reports that are owned or Controlled by Vernalis from all non-clinical trials and clinical trials for the Vernalis Licensed Compounds and Licensed Products (the “Vernalis Licensed Compound Information”). During that six (6) month period Vernalis will provide reasonable assistance to Anebulo with respect to questions it may have on the Vernalis Regulatory Materials and/or the Vernalis Licensed Compound Information and provide access to such additional supporting information that is in existence and Controlled by Vernalis as Anebulo may reasonably request provided that Vernalis shall have no obligation to create new data or documents for this purpose.

4	Diligence and Reporting

4.1	Diligence

	4.1.1	Anebulo shall use Commercially Reasonable Efforts to Exploit the Vernalis Licensed Compound or Licensed Product, at its own cost and expense, including to obtain and maintain Marketing Authorisations and any necessary or desirable pricing or reimbursement approvals for one or more Licensed Products in the Field throughout the Territory, and to maximise sales for the benefit of all Parties. The Parties agree that Anebulo’s diligence obligations under this Agreement shall be deemed satisfied through use of Commercially Reasonable Efforts to Exploit the Vernalis Licensed Compound or Licensed Product in at least i) the USA or ii) each of the UK, France, Germany, Spain and Italy .

	4.1.2	Without limitation to the foregoing, Anebulo shall use Commercially Reasonable Efforts (and shall keep Vernalis fully informed of such efforts) to, in each case, within the time period set forth below with respect to each obligation:

(a) dose a patient as part of a Phase II Clinical Trial of Licensed Product in the Field in the Territory within twenty-four (24) months of the Commencement Date; and

	(b)	dose a patient as part of a Pivotal Clinical Trial of Licensed Product in the Field in the Territory within forty-eight (48) months of the Commencement Date.

4.1.3	At the request of Anebulo the time periods specified in Clause 4.1.2(a) and/or Clause 4.1.2(b) can be extended by a further twelve (12) months in return for the payment by Anebulo to Vernalis of one hundred thousand USD ($100,000) for each such extension. If Anebulo wishes to extend either of these periods it must notify Vernalis in writing before the expiry of the relevant period whereupon Vernalis shall issue an invoice for the amount due and Anebulo shall pay such amount within thirty (30) days of the invoice date, to the bank account stipulated at Schedule 2 or such other bank account as Vernalis may notify to Anebulo from time to time.

4.2	Records

Anebulo shall maintain records in sufficient detail and in good scientific manner appropriate for patent and regulatory purposes, and in compliance with Applicable Law, which shall be materially complete and accurate and shall properly reflect all work done and results achieved in the performance of its Development and Commercialisation activities. Such records shall be retained by Anebulo for such period as may be required by Applicable Law.

4.3	Reports and requests for additional information

	4.3.1	Upon the first anniversary of the Commencement Date and thereafter at least once every 12 months with respect to each Licensed Product and Vernalis Licensed Compound, Anebulo shall provide Vernalis with a detailed report summarizing the Development and Commercialisation activities that it, together with each Affiliate and Sublicensee, has performed, or caused to be performed, since the preceding report, and the future activities it expects it and them to initiate during the ensuing 12 month period and shall answer any questions Vernalis may have on such report.

	4.3.2	Anebulo shall notify Vernalis within thirty (30) days after the grant of a Marketing Authorisation.

	4.3.3	If at any time Vernalis has a reasonable basis to believe that Anebulo is in breach of its obligations under Clause 4.1, then Vernalis shall so notify Anebulo, specifying the basis for its belief and, without limitation to any other right or remedy available to Vernalis hereunder, at Vernalis’ request, the Parties shall meet within thirty (30) days after such notice to discuss in good faith Vernalis’ concerns with respect to each Licensed Product and Vernalis Licensed Compound.

4.4	Breach shall constitute material breach

Vernalis shall be entitled to treat any breach by Anebulo of its obligations under Clause 4.1 as a material breach of this Agreement for the purposes of Clause 11.2.1.

5	Fees, Milestone and Royalty Payments

5.1	Signature Fee

Within five (5) Business Days of the execution of this Agreement, Anebulo shall pay to Vernalis a non-refundable signature fee of one hundred and fifty thousand USD ($150,000).

5.2	Development Milestones

	5.2.1	Anebulo shall pay to Vernalis each of the following non-refundable amounts for the Licensed Product when it achieves the relevant milestone event set out below (each a “Development Milestone”).

Milestone		Payment Obligation Upon Achievement of a Development Milestone
1	Dosing of the first patient in the first Phase II Clinical Trial for a Licensed Product	Three hundred and fifty thousand USD ($350,000) once only

2	Dosing of the first patient in the first Pivotal Clinical Trial for a Licensed Product	One million USD ($1,000,000) once only

3	Acceptance for filing of a Marketing Authorisation by the relevant Regulatory Authority in Europe, the UK, the USA, China or Japan	Five hundred thousand ($500,000) for each of the first three such acceptances

4	Grant of a Marketing Authorisation for a Licensed Product in the USA	Three million USD ($3,000,000) for each of the first three such grants

5	Grant of a Marketing Authorisation for a Licensed Product covering a European country or the UK	Three million USD ($3,000,000) for each of the first three such grants

6	Grant of a Marketing Authorisation for a Licensed Product in China or Japan	Three million USD ($3,000,000) for each of the first three such grants

5.2.2	The total development milestone payments for which Anebulo may be obligated to pay Vernalis under this Agreement is twenty-nine million eight hundred and fifty thousand USD ($29,850,000).

5.2.3

The amount stipulated as payable for each Development Milestone in the table above shall be payable by Anebulo to Vernalis in accordance with Clause 5.2.4for the number of occurrences set out in Clause 5.2.1, irrespective of the number of Licensed Products or the number of times a Development Milestone is achieved beyond this number, whether by Anebulo alone or in combination with or by one or more Affiliates or Sublicensees. Where the regulatory process for a Licensed Product is accelerated such that a particular Development Milestone in any of rows 1-2 in the table above is not required by the relevant Regulatory Authority, the payment in respect of such Development Milestone(s) shall become due and payable upon the occurrence of the next Development Milestone in the table above. If either of the Development Milestones in rows 1-2 of the table above has not been paid at the time of filing of the first Marketing Authorisation in any of the USA, Europe, the UK, China or Japan then such Development Milestones shall become due and payable immediately.

	5.2.4	Anebulo shall provide Vernalis with written notice promptly upon each occurrence of the achievement of a Development Milestone for which a payment is due to Vernalis pursuant to Clause 5.2.1. On such occurrence, Vernalis shall issue an invoice for the amount due and Anebulo shall pay such amount within thirty (30) days of such occurrence, to the bank account stipulated at Schedule 2 or such other bank account as Vernalis may notify to Anebulo from time to time.

5.3	Sales Milestones

	5.3.1	Anebulo shall pay to Vernalis each of the following non-refundable amounts if a Licensed Product achieves the relevant milestone event set out below (each a “Sales Milestone”).

Sales Milestone		Payment Obligation Upon Achievement of Sales Milestone
1	First calendar year when cumulative Annual Net Sales of Licensed Product in the Territory exceed five hundred million USD ($500,000,000)	Ten million USD ($10,000,000) once only

2	First calendar year when cumulative Annual Net Sales of Licensed Product in the Territory exceed one thousand million USD ($1,000,000,000)	Twenty-five million USD ($25,000,000) once only

5.3.2	The amount stipulated as payable for each Sales Milestone in the table above shall be payable by Anebulo to Vernalis in accordance with Clause 5.3.3 when the Sales Milestone is achieved, whether by Anebulo alone or in combination with or by one or more Affiliates or Sublicensees.

5.3.3	Anebulo shall provide Vernalis with written notice promptly upon each occurrence of the achievement of a Sales Milestone. On such occurrence, Vernalis shall issue an invoice for the amount due and Anebulo shall pay such amount within thirty (30) days of such occurrence, to the bank account stipulated at Schedule 2 or such other bank account as Vernalis may notify to Anebulo from time to time.

5.4	Royalties

	5.4.1	In further consideration of the licence granted by Vernalis to Anebulo under Clause 2.1, subject to Clause 5.4.5, Anebulo shall, subject to the other terms and conditions of this Agreement, pay Vernalis royalties on a Licensed Product-by-Licensed Product basis (“Royalties”), according to the portions of Annual Net Sales at the rates set out below:

Annual Net Sales of Licensed Product in the Territory in USD($)	Royalty percentage payable on portion of Net Sales of such Licensed Product (%)
Less than five hundred million USD ($500,000,000)	2

Five hundred million USD ($500,000,000) or more and less than or equal to one billion USD ($1,000,000,000)	4

One billion USD ($1,000,000,000) or more and less than or equal to one billion five hundred million USD ($1,500,000,000)	5

In excess of one billion five hundred million USD ($1,500,000,000)	6

5.4.2	All Licensed Product containing the Vernalis Licensed Compound shall be treated as a single Licensed Product for the basis of this calculation, regardless of its form, presentation, delivery system, dosage or formulation.

5.4.3	Anebulo’s obligation to pay Royalties to Vernalis under Clause 5.4.1 on Net Sales shall, on a Licensed Product-by-Licensed Product and country-by-country basis, begin on First Commercial Sale and shall terminate on the later to occur of:

(a) the tenth (10th) anniversary of the First Commercial Sale of the given Licensed Product in such country in the Territory; and

(b) the expiration date in such country of the Regulatory Exclusivity applicable to the given Licensed Product,

(the “Royalty Term”).

	5.4.4	Upon expiry of the Royalty Term with respect to a Licensed Product in a country the licence granted to Anebulo in Clause 2.1 shall become non-exclusive, irrevocable and fully paid-up (subject to any outstanding Sales Milestones) with respect to such Licensed Product in such country and Net Sales of such Licensed Product in such country shall be excluded from the Royalty calculations set out in Clause 5.4.1. For the avoidance of doubt, the expiry of the Royalty Term with respect to a particular country for a given Licensed Product shall not result in the termination of the Royalty Term for any other Licensed Product with respect to that country or any other country.

	5.4.5	If, during a given Calendar Quarter during the Royalty Term on a Licensed Product-by-Licensed Product and country-by-country basis a first commercial sale is made of a Generic Product in the relevant country, but there is not Generic Competition in such country, then the royalty rate set forth in Clause 5.4.1 shall be reduced by 25% for Net Sales of such Licensed Product in such country. For example, for sales of less than five hundred million USD ($500,000,000) of Licensed Product, the royalty rate shall be reduced from 2% to 1.5%. Notwithstanding the foregoing, if any a given Calendar Quarter there is there is Generic Competition in such country, then the royalty rate set forth in Clause 5.4.1 shall be reduced to 50% of the royalty rate that would be applicable for Net Sales of such Licensed Product in such country. For example, for sales of less than five hundred million USD ($500,000,000) of Licensed Product, the royalty rate shall be reduced from 2% to 1%.

5.5	Royalty Procedures

	5.5.1	During the Term, following the First Commercial Sale of Licensed Product, Anebulo shall on or before the thirtieth (30th) day following the end of each Quarter deliver to Vernalis a written report for that Quarter showing, in each case on a country-by-country and Licensed Product-by-Licensed Product basis: (i) invoiced sales and Net Sales; (ii) the exchange rates used to calculate such Royalties, which shall be in accordance with Clause 5.5.4; (iii) the number of units of Licensed Product sold; and (iv) the amount of Royalties due on such Net Sales (calculated in accordance with Clause 5.4).

	5.5.2	Vernalis shall issue an invoice for the Royalties payable according to this Agreement and the written report delivered by Anebulo to Vernalis in accordance with Clause 5.5.1. Anebulo acknowledges and agrees that all such invoices shall be issued by Vernalis in reliance on the information provided by Anebulo. Neither the issue of any such invoice nor receipt of payment, shall be, nor shall either be deemed to be, acceptance by Vernalis of the accuracy of any written report and shall in each case be without prejudice to Vernalis’ rights to audit or dispute the amount of Royalties payable.

	5.5.3	Anebulo shall, within thirty (30) days of receipt of the relevant invoice in accordance with Clause 5.5.2, pay to Vernalis, in USD ($) by telegraphic transfer to the bank account set out at Schedule 2 (or such other bank account as Vernalis may notify to Anebulo from time to time) the amount stated in such invoice.

	5.5.4	The functional currency for accounting will be USD. Except as the Parties otherwise mutually agree, for billing and reporting, Net Sales will be converted into USD using the currency exchange rates quoted by Bloomberg Professional, a service of Bloomberg L.P., or in the event Bloomberg Professional is not available then The Wall Street Journal using the average monthly rate of exchange for the month to which Net Sales were dated.

5.6	Records and Audits

	5.6.1	Anebulo shall keep, and shall cause its Sublicensees and its and their Affiliates to keep, complete and accurate books and financial records containing all data necessary for the calculation of the amounts payable by Anebulo pursuant to this Agreement, which books and financial records shall be kept in accordance with UK GAAP (or the generally accepted accounting practice in the country in which the Sublicensee and any Affiliate of Anebulo or any Sublicensee is established), consistently applied, and shall be retained by Anebulo, its Sublicensees and its and their Affiliates as appropriate, until six (6) years after the end of the calendar year to which they relate.

	5.6.2	Upon the written request of Vernalis, and not more than once each calendar year, Anebulo shall permit (and shall procure that its Sublicensees and its and their Affiliates shall permit) an independent certified public accounting firm of internationally recognised standing selected by Vernalis, and reasonably acceptable to Anebulo, to inspect and audit, during normal business hours and upon reasonable prior written notice, such of the records of Anebulo, its Sublicensees and its or their Affiliates as may be reasonably necessary to verify the accuracy of the reports provided in accordance with Clause 5.6.1 for any year ending not more than six (6) years prior to the date of such request for the sole purpose of verifying the basis and accuracy of the royalty payments made under this Agreement in respect of Licensed Products. If such accounting firm concludes that Anebulo owed additional amounts to Vernalis during such period, Anebulo shall pay Vernalis the difference between the amount actually owed, as determined by the accounting firm, and the amount actually paid by Anebulo, with interest calculated in accordance with Clause 5.6.3 from the date originally due to the date of payment, within thirty (30) days after the date on which such accounting firm’s written report is delivered to Anebulo. If the accounting firm determines that there has been an underpayment of more than five per cent (5%), Anebulo shall bear all costs related to such audit otherwise Vernalis shall bear the cost of such audit. All books and financial records made available for inspection or audit shall be deemed to be Anebulo’s or its Sublicensees’ Confidential Information. For the avoidance of doubt, any such independent accounting firm shall, prior to such inspection, enter into a confidentiality agreement in a form reasonably acceptable to Anebulo and its Sublicensees. The accounting firm shall disclose to the Parties whether or not the payment in question was accurately calculated by Anebulo and the specific details concerning any discrepancies but no other information shall be provided to Vernalis.

	5.6.3	Any payment that is not paid on the date such payment is due under this Agreement shall bear interest at a rate equal to the lesser of one percent (1%) per annum above the Bank of England’s base rate and the maximum rate permitted by law, calculated on the number of days such payment is delinquent, compounded monthly.

5.7	Withholding

	5.7.1	All sums payable to Vernalis under or in connection this Agreement shall be paid free and clear of any deduction or withholding for or on account of tax, set-offs or counterclaims whatsoever, save for any deduction or withholding required by Applicable Law. If any deduction or withholding is required by Applicable Law to be made from such a sum, Anebulo shall pay to Vernalis such additional amount as is necessary to ensure that, after any such deduction or withholding, Vernalis is left with the same net amount it would have received in the absence of any requirement to make a deduction or withholding..

	5.7.2	Any such deduction or withholding which is required to be made shall be made in the minimum amount required by Applicable Law and Anebulo shall on request provide to Vernalis evidence reasonably satisfactory to Vernalis that the withholding or deduction has been made and duly accounted for to the relevant tax authority.

5.8	VAT

All sums payable to Vernalis under this Agreement are stated exclusive of VAT. Accordingly, Anebulo shall (on receipt of a valid VAT invoice) pay to Vernalis, in addition to any other amounts payable under this Agreement, an amount equal to any VAT for which Vernalis (or any member of any VAT group of which Vernalis is a member) is liable to account in relation to any supply made or deemed for VAT purposes to be made in connection with this Agreement or the transactions contemplated by it.

6	Intellectual Property – Ownership

6.1	As between the Parties any and all Vernalis Licensed IP is and shall remain owned solely by Vernalis.

6.2	As between the Parties any and all Anebulo IP is and shall remain owned solely by Anebulo.

7	Intellectual Property – Prosecution, Enforcement and Maintenance of Anebulo Patent Rights

Anebulo shall have the sole right (but not the obligation), at its own cost and expense, to file, prosecute, enforce and maintain the Anebulo Patent Rights in its own name.

8	Representation, Warranties and Covenants

8.1	Mutual Representations and Warranties

Vernalis and Anebulo each represents and warrants, as of the Commencement Date, as follows:

	8.1.1	it is a company duly organised, validly existing, and in good standing under the laws of the jurisdiction of its organisation, and has all requisite power and authority, corporate or otherwise, to execute, deliver, and perform this Agreement;

	8.1.2	it is not under any obligation, contractual or otherwise, to any person that conflicts with or is inconsistent in any material respect with the terms of this Agreement, or that would have a material adverse effect on the diligent and complete fulfilment of its obligations under this Agreement;

	8.1.3	this Agreement is a legal, valid, and binding obligation of such Party enforceable against it in accordance with its terms and conditions, subject to the effects of bankruptcy, insolvency, or other laws of general application; and

	8.1.4	neither it nor any of its Affiliates or employees is a party to any dispute, investigation or similar action that would have a material adverse impact on its ability to perform and comply with the terms of this Agreement.

8.2	Additional Representations, Warranties and Covenants of Vernalis

Vernalis further represents and warrants, as of the Commencement Date, and in respect of Clause 8.2.3 only covenants as follows:

	8.2.1	Vernalis Controls the Vernalis Licensed IP, the Vernalis Regulatory Materials and Vernalis Licensed Compound Information as of the Commencement Date (and no Third Party has any right or interest in them) and has the right to grant the licences specified in this Agreement;

	8.2.2	Vernalis has not received any written notice of, and has not been served with, any Third Party claims, suits or actions issued in any court or competent tribunal alleging either infringement or misappropriation of intellectual property rights owned or controlled by such Third Party by the manufacture, use or sale of the Vernalis Licensed Compound;

	8.2.3	As of the Commencement Date and during the Term, Vernalis has not and will not, and will cause its Affiliates not to, grant to any Third Party rights that encumber, diminish, or conflict with the rights granted to Anebulo hereunder with respect to the Vernalis Licensed Compound, Vernalis Licensed IP, the Vernalis Regulatory Materials and Vernalis Licensed Compound Information; and

	8.2.4	Neither Vernalis nor any of its Affiliates has been debarred nor is or are subject to debarment, nor have they have used in any capacity, in connection with the Development and Manufacture of the Vernalis Licensed Compound prior to the Commencement Date, any person who has been debarred pursuant to Section 306 of the United States Food, Drug, and Cosmetic Act, or any equivalent legislation in any other jurisdiction, or who is the subject of a conviction described in such section or equivalent legislation.

8.3	Additional Representations, Warranties and Covenants of Anebulo

Anebulo further represents and warrants to Vernalis, as of the Commencement Date, and covenants as follows:

	8.3.1	Anebulo (a) agrees it will need to conduct its own investigation and analysis of (i) the Patent Rights and other proprietary rights of Third Parties as such rights relate to the Exploitation of the Licensed Compound and Licensed Product and (ii) the potential infringement thereof, (b) understands the complexity and uncertainties associated with possible claims of infringement of Patent Rights or other proprietary rights of Third Parties, particularly those relating to pharmaceutical products, and (c) acknowledges and agrees that it is solely responsible for the risks of such claims;

	8.3.2	neither Anebulo nor any of its Affiliates owns, or is a licensee of, any Patent Rights which cover (i) a Vernalis Licensed Compound or (ii) a Licensed Product; and

	8.3.3	Neither Anebulo nor any of its Affiliates or Sublicensees has been debarred nor is or are subject to debarment, and it will not, and shall procure that its Affiliates and Sublicensees will not, use in any capacity, in connection with the work to be performed under this Agreement, any person who has been debarred pursuant to Section 306 of the United States Food, Drug, and Cosmetic Act, or any equivalent legislation in any other jurisdiction, or who is the subject of a conviction described in such section or equivalent legislation. Anebulo shall inform Vernalis in writing promptly if it or any such person is debarred or is the subject of a conviction described in Section 306 or any equivalent legislation in any jurisdiction, or any investigation or claim in relation to the same.

8.4	Disclaimer of Warranties

Except for the express warranties set forth in this Agreement, neither Party makes any representations or grants any warranties, express or implied, either in fact or by operation of Applicable Law or otherwise, and each Party specifically disclaims any other warranties, whether written or oral, or express or implied, including any warranty of quality, merchantability, or fitness for a particular use or purpose or any warranty as to the validity of any Patent Rights or the non- infringement of any Patent Rights of Third Parties.

9	Indemnification and Liability

9.1	Indemnification by Anebulo

Anebulo shall fully indemnify, and at all times keep Vernalis, its Affiliates and their Personnel (the “Vernalis Indemnified Parties”) fully indemnified against any and all:

	9.1.1	liabilities, damages, costs, expenses and other sums paid or payable by the Indemnified Parties to a Third Party arising from any claim, action or proceeding brought by a Third Party against a Vernalis Indemnified Party to the extent that such claim, action or proceeding arises out of or results from:

(a)	any breach by Anebulo of its representations, warranties or obligations under this Agreement, or Anebulo’s negligence or wilful misconduct;

		(b)	any Exploitation by or on behalf of Anebulo, its Sublicensees, or its or their Affiliates of the Vernalis Licensed Compound or Licensed Product;

		(c)	any possession or use by a Third Party of the Vernalis Licensed Compound or Licensed Product manufactured or supplied by or on behalf of Anebulo, its Sublicensees, or its or their Affiliates; and

		(d)	any breach by Anebulo, its Sublicensees, or its or their Affiliates of Applicable Law

(a “Vernalis Indemnity Claim”); and

	9.1.2	the Vernalis Indemnified Parties’ reasonable and documented legal expenses and expert’s fees incurred in relation to any Indemnity Claim,

provided, however, that Anebulo shall not be responsible for the indemnification or defense of any Vernalis Indemnified Party to the extent arising from any negligent or intentional acts by any Vernalis Indemnified Party, or the breach by Vernalis of any representation, warranty or obligation under this Agreement.

9.2	Indemnification by Vernalis

Vernalis shall fully indemnify, and at all times keep Anebulo, its Affiliates and their Personnel (the “Anebulo Indemnified Parties”) fully indemnified against any and all:

	9.2.1	liabilities, damages, costs, expenses and other sums paid or payable by the Anebulo Indemnified Parties to a Third Party arising from any claim, action or proceeding brought by a Third Party against a Anebulo Indemnified Party to the extent that such claim, action or proceeding arises out of or results from:

		(a)	any breach by Vernalis of its representations, warranties or obligations under this Agreement, or Vernalis’ negligence or willful misconduct; and

		(b)	any breach by Vernalis or its Affiliates of Applicable Law

(an “Anebulo Indemnity Claim”); and

	9.2.2	the Anebulo Indemnified Parties’ reasonable and documented legal expenses and expert’s fees incurred in relation to any Anebulo Indemnity Claim,

provided, however, that Vernalis shall not be responsible for the indemnification or defense of any Anebulo Indemnified Party to the extent arising from any negligent or intentional acts by any Anebulo Indemnified Party, or the breach by Anebulo of any representation, warranty or obligation under this Agreement.

9.3	Indemnification Procedure

Each Party (the “Indemnified Party”) shall, promptly after notification from the other Party (the “Indemnifying Party”) of a Vernalis Indemnity Claim or Anebulo Indemnity Claim, as applicable (each, an “Indemnity Claim”), assume conduct of the Indemnity Claim, including the right to conduct any proceedings or action, negotiate the settlement of the Indemnity Claim and conduct all discussions and dispute resolution efforts in connection with the Indemnity Claim. The Indemnified Party shall, at the Indemnifying Party’s cost and expense and reasonable request, give the Indemnifying Party reasonable assistance in connection with the conduct of the Indemnity Claim. The Indemnifying Party shall not (and shall procure that its respective Indemnified Parties do not) admit liability in respect of, or compromise or settle, any Indemnity Claim without the Indemnifying Party’s prior written consent (such consent not to be unreasonably withheld or delayed)

9.4	Indirect, consequential and other losses

Except to the extent resulting from a Party’s gross negligence or wilful misconduct, neither Party shall be liable to the other for any special, incidental, punitive or consequential damages arising out of this Agreement or the exercise of its rights hereunder, whether in contract, tort, negligence, breach of statutory duty or otherwise, regardless of any notice of such damages. Nothing in this Section 9.4 is intended to limit or restrict the indemnification rights or obligations of either Party under this Clause 9, or damages available for breaches of confidentiality obligations in Clause 10.

9.5	Insurance

Anebulo shall have and maintain at its own expense with a reputable insurance company such type and amounts of insurance covering its Exploitation of the Vernalis Licensed Compound and Licensed Product as is (a) normal and customary in the pharmaceutical industry generally for parties similarly situated and (b) otherwise required by Applicable Law. Upon request by Vernalis, Anebulo shall provide certificates of insurance evidencing compliance with this Clause 9.5.

10	Confidentiality

10.1	Each Party shall, and shall cause its officers, directors, employees and agents to:

	10.1.1	keep confidential and not publish or otherwise disclose to a Third Party and not use, directly or indirectly, for any purpose, any Confidential Information furnished or otherwise made known to it, directly or indirectly, by the other Party, except to the extent such disclosure or use is expressly permitted by the terms of this Agreement or is reasonably necessary for the performance of, or the exercise of such Party’s rights under, this Agreement; and

	10.1.2	ensure that only those of its officers, directors, employees, and agents have access to the Confidential Information on a “need to know” basis and are informed of the secret and confidential nature of it.

10.2	The obligations of confidentiality and non-use set out in Clause 10.1 shall not extend to any Confidential Information which:

	10.2.1	is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of the receiving Party;

	10.2.2	can be demonstrated by documentation or other competent proof to have been in the receiving Party’s possession prior to disclosure by the disclosing Party without any obligation of confidentiality with respect to such information;

	10.2.3	is subsequently received by the receiving Party from a Third Party who is not bound by any obligation of confidentiality with respect to such information;

	10.2.4	has been published by a Third Party or otherwise enters the public domain through no fault of the receiving Party in breach of this Agreement; or

	10.2.5	can be demonstrated by documentation or other competent evidence to have been independently developed by or for the receiving Party without reference to the disclosing Party’s Confidential Information.

Specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the receiving Party merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the receiving Party. Further, any combination of Confidential Information shall not be considered in the public domain or in the possession of the receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the receiving Party unless the combination and its principles are in the public domain or in the possession of the receiving Party.

10.3	Each Party may disclose Confidential Information to the extent that such disclosure is:

	10.3.1	made in response to a valid order of a court of competent jurisdiction or other Government Authority or, if in the reasonable opinion of the receiving Party’s legal counsel, such disclosure is otherwise required by a securities regulator with which such Party or its Affiliates are listed; provided, however, that the receiving Party shall first have given notice to the disclosing Party and given the disclosing Party a reasonable opportunity to quash such order or to obtain a protective order or confidential treatment requiring that the Confidential Information and documents that are the subject of such order be held in confidence by such court or agency or, if disclosed, be used only for the purposes for which the order was issued; and provided further that the Confidential Information disclosed in response to such court or order of a Government Authority shall be limited to that information which is legally required to be disclosed in response to such court or governmental order;

	10.3.2	made by or on behalf of the receiving Party to the Government Authorities or Regulatory Authorities as required in connection with any filing, application or request for Marketing Authorisation, or to comply with the requirements of any securities exchange, including, without limitation, in connection with a public offering, or to a tax authority in connection with the tax affairs of the relevant Party; provided, however, that reasonable measures shall be taken to assure confidential treatment of such information to the extent practicable and consistent with Applicable Law; or

	10.3.3	made by or on behalf of the receiving Party to the receiving Party’s Affiliates, and actual or potential acquirers, merger partners, licensors, licensees, Sublicensees, assignees, subcontractors, investment bankers, investors, other potential financial partners and independent contractors, and their respective officers, directors, employees, and agents, in each case who are or may become directly involved in or concerned with the carrying out of this Agreement or engaged in advising the receiving Party on business or financial matters, on a “need to know” basis; provided, however, that: (i) such persons and entities shall use such Confidential Information solely for the purpose of carrying out this Agreement or advising the receiving Party on business or financial matters or assessing whether to provide investment or funding to the receiving Party; and (ii) such persons and entities are either subject to confidentiality and non-use obligations at least as stringent as the confidentiality and non-use obligations provided for in this Clause 10 or bound by substantially similar obligations under law or pursuant to rules of professional ethics.

10.4	Upon the effective date of the termination of this Agreement for any reason, either Party may request in writing, and the other Party shall either, with respect to Confidential Information to which such first Party does not retain rights under the surviving provisions of this Agreement: (a) promptly destroy all copies of such Confidential Information in the possession of the other Party and confirm such destruction in writing to the requesting Party; or (b) promptly deliver to the requesting Party, at the other Party’s expense, all copies of such Confidential Information in the possession of the other Party; provided, however, the other Party shall be permitted to retain one (1) copy of such Confidential Information for the sole purpose of performing any continuing obligations under this Agreement or for archival purposes. Notwithstanding the foregoing, such other Party also shall be permitted to retain such additional copies of or any computer records or files containing such Confidential Information that have been created solely by such Party’s automatic archiving and back-up procedures, to the extent created and retained in a manner consistent with such other Party’s standard archiving and back-up procedures, but not for any other use or purpose. All Confidential Information shall continue to be subject to the terms of this Agreement for the period stated in Clause 10.1.

11	Term and Termination

11.1	Term

This Agreement shall come into force on the Commencement Date and shall continue unless and until terminated in accordance with its provisions or until such time as all Royalties and other sums in respect of the Exploitation of the Licensed Product cease to be payable in respect of all countries in the Territory in accordance with the terms herein. The period from the Commencement Date until the date of expiration of the entire Agreement or termination of this Agreement in its entirety shall be the “Term”.

11.2	Termination for Cause or Insolvency

	11.2.1	Each of the Parties shall have the right to terminate this Agreement for cause with immediate effect upon giving written notice of termination to the other (the “Defaulting Party”) if the Defaulting Party commits a material breach of this Agreement which shall not have been remedied within sixty (60) days (or for breaches of payment obligations, thirty (30) days) of the receipt by it of a written notice from the other Party identifying the breach and requiring its remedy; provided, however, that in the event of a good faith dispute with respect to the existence of a material breach, this Agreement shall not be terminated until the dispute is withdrawn or settled in accordance with Clause 14, and the breaching Party fails to cure such breach within sixty (60) days (or thirty (30) days for breaches of payment obligations) thereafter.

	11.2.2	In the event that either Party (a) files for protection under bankruptcy or insolvency laws, (b) makes an assignment for the benefit of creditors, (c) appoints or suffers appointment of a receiver or trustee over substantially all of its property that is not discharged within ninety (90) days after such filing, (d) proposes a written agreement of composition or extension of its debts, (e) proposes or is a party to any dissolution or liquidation, (f) files a petition under any bankruptcy or insolvency act or has any such petition filed against that is not discharged within sixty (60) days of the filing thereof, or (g) ceases for any reason to carry on business, then the other Party may terminate this Agreement in its entirety effective immediately upon written notice to such Party, provided that until such notice is served each Party shall have the right to retain and enforce their rights under this Agreement

11.3	Termination at Will

Anebulo may terminate this Agreement at will in its entirety on sixty (60) days’ prior written notice to Vernalis provided that Anebulo has not received any written notice pursuant to Clause 11.2.1.

12	Consequences of Termination

12.1	In the event of termination of this Agreement for any reason:

	12.1.1	all rights and licences granted by Vernalis to Anebulo under this Agreement shall immediately terminate;

	12.1.2	all outstanding sums due and payable by Anebulo to Vernalis as of the effective date of such termination shall immediately become due and payable; and

	12.1.3	Anebulo shall return to Vernalis or, at Vernalis’ request, destroy any Vernalis Regulatory Materials and/or Vernalis Licensed Compound Information and any unused API purchased under Clause 3.1.

12.2	If Vernalis terminates this Agreement pursuant to Clause 11.2.1 (material breach), or Clause 11.2.2 (insolvency) or if Anebulo terminates this Agreement pursuant to Clause 11.3 (termination at will), then:

	12.2.1	the Parties will, following such termination, negotiate in good faith the terms and conditions under which Anebulo would grant Vernalis a licence under all of the Anebulo IP to Exploit the Vernalis Licensed Compound and Licensed Product and those Documents and Regulatory Materials within Anebulo’s Control that are reasonably required to enable Vernalis to continue the Exploitation of the Vernalis Licensed Compound and Licensed Product and any regulatory Documents and regulatory applications submitted to Regulatory Authorities for the Licensed Product and, if termination of this Agreement occurs after the Licensed Product has received Marketing Authorisation or pricing and reimbursement approval, Marketing Authorisations and pricing and reimbursement approvals (collectively, “Reversion Assets”, and such license, the “Reversion Transfer”); and

	12.2.2	the terms and conditions of the Reversion Transfer will include appropriate compensation to Anebulo for its Development and Exploitation efforts up to the date of termination. Anebulo shall not be required to effect the Reversion Transfer of any Reversion Asset it does not have the right to license, or to obtain such rights from Third Parties necessary to effect such transfer, assignment or license, but shall, acting in good faith, promptly collaborate with Vernalis to obtain such rights from such Third Parties to the extent needed for the Exploitation of the Reversion Assets. In the event the Parties do not, despite good faith negotiations, reach an agreement on the terms and conditions for the Reversion Transfer within six (6) months of the termination of the Agreement, Anebulo shall have no further obligations under this Clause 12.2.

12.3	Save as may be expressly specified otherwise in this Agreement the provisions of Clauses 1, 2.2.2, 4.2, 5, 6, 8.4, 9, 10, 12, 14, 15, 16, 18 and 22 shall survive termination of this Agreement.

13	Assignment and Change of Control

13.1	This Agreement and the licences herein granted shall be binding upon and inure to the benefit of the successors in interest of the respective Parties. Neither this Agreement nor any interest hereunder shall be assignable by either Party without the written consent of the other provided, however, that Vernalis may assign this Agreement or any part of its rights and obligations hereunder to any Affiliate or to any company with which Vernalis may merge or consolidate, or to which it may transfer all or substantially all of its assets to which this Agreement relates, without obtaining the consent of Anebulo and Anebulo may assign this Agreement or any part of its rights and obligations hereunder to any Affiliate or to any company with which Anebulo may merge or consolidate, or to which it may transfer all or substantially all of its assets to which this Agreement relates without obtaining the consent of Vernalis provided such Affiliate or company has similar or greater financial resources and expertise as Anebulo and is not developing or commercialising any product (whether a pipeline asset or a marketed product) which (i) contains a CB1 antagonist or (ii) is for the same indication covered or proposed to be covered by a Phase II Clinical Trial, a Pivotal Clinical Trial, an application for a Marketing Authorisation or a granted Marketing Authorisation for the Licensed Product. Any assignment not in compliance with this Clause 13.1 shall be void and of no effect.

13.2	Each Party shall promptly notify the other Party in writing upon the occurrence of any assignment pursuant to Clause 13.1 in accordance with Clause 18.

14	Dispute Resolution and Governing Law

14.1	If the Parties are unable to resolve any dispute arising out of or in connection with this Agreement, either Party may, by written notice to the other, have such dispute referred to their respective CEOs (or their authorised designees) for attempted resolution by good faith negotiations within ten (10) Business Days after such notice is received. In such event, the Parties shall cause their respective officers or their designees to meet (face-to-face or by teleconference) and be available to attempt to resolve such issue. If the Parties should resolve such dispute, a memorandum setting forth their agreement shall be prepared and signed by both Parties at either Party’s request.

14.2	In the event that the Parties are unable to resolve any dispute pursuant to Clause 14.1 then either Party may initiate arbitration pursuant to this Clause 14.2. Any arbitration under this Clause 14.2 shall be held in London, UK., and administered by the London Court of International Arbitration pursuant to LCIA Rules (the “Rules”) by three (3) arbitrators appointed in accordance with such Rules. The arbitrators shall allow reasonable discovery, in an amount determined by the arbitrators to be necessary in view of the issues in dispute. The costs of such arbitration shall be shared equally by the Parties, and each Party shall bear its own expenses in connection with the arbitration. The parties shall use good faith efforts to complete arbitration under this Clause 14.2 within six (6) months following the initiation of such arbitration. The arbitrators shall establish reasonable additional procedures to facilitate and complete such arbitration within such six (6) month period. The arbitrators shall have discretion to award all or any part of the costs of the arbitration, including reasonable attorneys’ fees, to the prevailing Party. Nothing in this Agreement shall limit the right of either Party to seek any equitable or interim relief or provisional remedy, including injunctive relief, from any court of competent jurisdiction. Judgment on the award may be entered in any court of competent jurisdiction. The existence of and proceedings in the arbitration shall be considered the Confidential Information of both Parties and shall be subject to the terms of Clause 10.

14.3	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of England and Wales.

15	Waiver

The failure on the part of either Party to exercise or enforce any right conferred upon it hereunder shall not be deemed to be a waiver of any such right or operate to bar the enforcement thereof at any time or times thereafter.

16	Severance of Terms

16.1	If any provision or part-provision of this Agreement shall be held to be illegal, void, invalid or unenforceable under the law of any jurisdiction:

	16.1.1	that provision or part-provision shall, to the extent required, be deemed to be deleted, and the validity and enforceability of the other provisions of this Agreement shall not be affected; and

	16.1.2	the legality, validity and enforceability of the whole of this Agreement in any other jurisdiction shall not be affected.

Additionally, the Parties will work in good faith to replace the severed provision with one achieving the purpose of the severed provision that is valid and enforceable.

17	Entire Agreement/Variations

17.1	This Agreement, together with all Schedules hereto, constitutes the whole agreement between the Parties and supersedes any previous agreement between the Parties relating to its subject matter, including without limitation the Confidentiality Agreement, which is hereby terminated as of the Effective Date and shall have no more force and effect. Each Party acknowledges that in entering into this Agreement, it does not rely on any representation, warranty or other provision, except as expressly provided for under this Agreement.

17.2	No variation, amendments, modification or supplement to this Agreement shall be valid unless agreed in writing in the English language and signed by a duly authorised representative of each Party.

18	Notices

18.1	All notices required or permitted to be given under this Agreement, including all invoices provided by Vernalis to Anebulo, shall be in writing and shall be deemed given if delivered personally, by email, mailed by certified or registered mail postage prepaid, or sent by an internationally recognised courier, to the Parties at the following addresses, or at such other address for a Party as shall be specified by like notice, provided that notices of a change of address shall be effective only upon receipt thereof.

18.2	Address for notices:

Anebulo:

	Address:	Anebulo Pharmaceuticals, Inc
c/o JFL Capital Management
1415 Ranch Road 620 South
Suite 201
Lakeway, Texas 78734

For the attention of: Joseph Lawler, CEO
Email: Joe@jflcapitalmanagement.com

Vernalis:

	Address:	Vernalis (R&D) Limited
Granta Park
Great Abington
Cambridge
CB21 6GB
United Kingdom

For the attention of: Company Secretary
Email: companysecretary@vernalis.com

18.3	The date of receipt of any notice given under this Agreement, including any invoice provided by Vernalis to Anebulo, shall be deemed to be:

	18.3.1	the date given if delivered personally;

	18.3.2	on the date of dispatch of the notice by e-mail (if no delivery failure is reported to or at the senders’ e-mail server), provided that notice dispatched by e-mail after 17.30 hours on a Business Day or any time on a non Business Day at the place at which such e-mail is to be received shall be deemed to be received at 09.30 hours at that place on the next following Business Day;

	18.3.3	five (5) days after the date mailed if mailed by registered or certified mail return receipt requested, postage prepaid to a destination within the same jurisdiction;

	18.3.4	ten (10) days after the date mailed if mailed by registered or certified mail return receipt requested, postage prepaid to a destination outside the jurisdiction of the Party sending the notice; and

	18.3.5	two (2) Business Days after the date sent if sent by an internationally recognised courier service.

19	Counterparts

This Agreement may be executed in any number of counterparts, each of which, when executed, shall be an original, and all the counterparts together shall constitute one and the same instrument.

20	This Agreement not to Constitute a Partnership

Nothing in this Agreement and no action taken by the Parties pursuant to this Agreement shall constitute or be deemed to constitute a partnership, association, joint venture or other co-operative entity between the Parties and neither Party shall have any authority to bind the other in any way except as provided in this Agreement.

21	Costs

Each Party shall bear its own costs, legal fees and other expenses incurred in the negotiation, preparation, execution and implementation of this Agreement and the documents referred to herein.

22	Announcements

22.1	Subject to Clause 10, neither Party shall issue any press release, publication or other similar public communication relating to this Agreement, its subject matter or the transactions covered by it, or the activities of the Parties under or in connection with this Agreement (a “Publication”) without first obtaining written permission from the other Party, except for information that has been previously disclosed publicly without breach of this Clause 22.1.

23	Anti-Bribery and Anti-Corruption

23.1	Both Parties shall, to the extent applicable to the Parties’ performance of activities under this Agreement, including the place of such performance, and/or if required by the Relevant Requirements (as defined below):

	23.1.1	at all times comply with all applicable laws, statutes, regulations and codes relating to anti-bribery and anti-corruption, including the Bribery Act 2010 (“Relevant Requirements”);

	23.1.2	not do anything which if done in the UK would constitute an offence under sections 1, 2 or 6 of the Bribery Act 2010 (respectively, bribing another person, being bribed and bribing a foreign public official);

	23.1.3	have and shall maintain in place throughout the Term its own policies and procedures to ensure compliance with the Relevant Requirements, and Clause 23.1.2, and will enforce them where appropriate;

	23.1.4	promptly report to the other Party any request or demand for any undue financial or other advantage of any kind received in connection with the performance of this Agreement; and

	23.1.5	promptly notify the other Party in writing if a foreign public official becomes an officer or employee of the notifying Party or acquires a direct or indirect interest in the notifying Party.

23.2	Each Party shall be solely responsible for the observance and performance of the Relevant Requirements by each of its Affiliates, and in the case of Anebulo by each Sublicensee, and shall be directly liable to the other Party for any breach by its Affiliates, and in the case of Anebulo any breach by any Sublicensee, of any of the Relevant Requirements.

23.3	For the purpose of this Clause 23, the meaning of foreign public official shall be determined in accordance with the Bribery Act 2010 (and any guidance issued under section 9 of that Act).

In witness whereof the Parties have executed this Agreement as of the Commencement Date.

Signed by	Charles S. Berkman
Title	SVP, General Counsel and Secretary
Date	May 26, 2020

For and on behalf of Vernalis (R&D) Limited

Signed by
Title	Founder
Date	May 26, 2020

For and on behalf of Anebulo Pharmaceuticals, Inc.

Schedule 1

API

●	90g solid sample of bulk working standard stored at -20°C under non-GMP conditions

● Dated 02/04/2007

●	12 x 500mg samples from the sample batch stored at -20°C under non-GMP conditions

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